For Release:      Immediately

Contact:          Ronald Remick, Senior Vice President and
                    Chief Financial Officer
                  Tel: (856) 256-3311  E-mail: remick@ktron.com


                 K-TRON ANNOUNCES FINAL RESULTS OF TENDER OFFER

PITMAN, NEW JERSEY -- MARCH 23, 2000 -- K-Tron International, Inc. (NASDAQ -
KTII) today announced the final results of its tender offer to purchase shares of its common stock which expired at 5:00 P.M., New York City time, on Friday, March 17, 2000.

Based on a final count by American Stock Transfer & Trust Company, the depositary for the tender offer, 1,485,720 shares of K-Tron's common stock were validly tendered and not withdrawn prior to the expiration of the offer, 508,000 of which K-Tron has purchased at the offer price of $18 per share. The proration factor for the offer was 34.19251 percent, and the total purchase price was $9,144,000. The purchase of the shares was funded by cash in the amount of $1,194,000 and bank borrowings in the amount of $7,950,000.

K-Tron has deposited the purchase price with American Stock Transfer & Trust Company, and that firm is in the process of making payment for shares purchased through the tender offer and returning to shareholders those shares not purchased. K-Tron now has 2,420,155 shares of common stock outstanding, or approximately 17.3 percent fewer shares than were outstanding at the commencement of the offer on February 16, 2000.

The information agent for the offer was D. F. King & Co., Inc.

K-Tron International, Inc. and its subsidiaries design, produce, market and service gravimetric and volumetric feeders, pneumatic conveying systems and related equipment for processing bulk solids in a wide variety of manufacturing processes. K-Tron has manufacturing facilities in the United States, Switzerland and Canada, and its K-Tron Soder, Hasler and Hurricane brand equipment is sold throughout the world.